Exhibit 21.1

SUBSIDIARIES OF SELECT COMFORT CORPORATION

Name of Subsidiary	Organized under the Laws of

Select Comfort Retail Corporation	Minnesota (USA)

Select Comfort Direct Corporation	Minnesota (USA)

Select Comfort SC Corporation	Minnesota (USA)

Select Comfort Canada Holding Inc.	Minnesota (USA)

selectcomfort.com corporation	Minnesota (USA)

Select Comfort Wholesale Corporation	Minnesota (USA)

Select Comfort Canada ULC	Alberta, Canada